As filed with the Securities and Exchange Commission on JANUARY 11, 2001.

                                                      REGISTRATION NO. 333-38606
================================================================================


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                 AMENDMENT NO. 3
                                       TO
                                    FORM S-3
             REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933


                      -----------------------------------
                           BLUE DOLPHIN ENERGY COMPANY

             (Exact name of registrant as specified in its charter)

               DELAWARE                                    73-1268729

    (State or other jurisdiction of                   (I.R.S. Employer
     incorporation or organization)                   Identification No.)

                             801 TRAVIS, SUITE 2100
                              HOUSTON, TEXAS 77002
                                 (713) 227-7660

  (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)


                                 G. BRIAN LLOYD
                     VICE PRESIDENT, TREASURER AND SECRETARY
                             801 TRAVIS, SUITE 2100
                              HOUSTON, TEXAS 77002
                                 (713) 227-7660

 (Name, address and telephone number, including area code, of agent for service)

                      -----------------------------------

                                 WITH COPIES TO:
                                NICK D. NICHOLAS
                             PORTER & HEDGES, L.L.P.
                            700 LOUISIANA, 35TH FLOOR
                              HOUSTON, TEXAS 77002
                              PHONE: (713) 226-0600
                               FAX: (713) 226-0237

    APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO PUBLIC: From time to time after the Registration Statement becomes effective.

    If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]

    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, please check the following box. [X]

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

                      -----------------------------------

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.
================================================================================

                  SUBJECT TO COMPLETION, DATED JANUARY 11, 2001


--------------------------------------------------------------------------------
THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT OFFER THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND WE ARE NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.
--------------------------------------------------------------------------------

PROSPECTUS

                           BLUE DOLPHIN ENERGY COMPANY
                                4,877,183 SHARES
                                  COMMON STOCK
                      -----------------------------------

        The selling stockholders identified in this prospectus are offering up to 4,877,183 shares of our common stock which are currently issued and outstanding. The selling stockholders may sell shares of our common stock from time to time in privately-negotiated transactions, in underwritten offerings, or by a combination of such methods of sale. Sales of shares of common stock may be made at fixed prices which may be changed, at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices.

        We are not offering any shares of our common stock for sale under this prospectus and we will not receive any of the proceeds from the sale of shares by selling stockholders under this prospectus.


        Our common stock is traded on the Nasdaq Small Cap Market under the symbol "BDCO." On JANUARY 9, 2001, the last reported sale price of our common stock was $3.5625 per share.


                      -----------------------------------
                  INVESTING IN OUR COMMON STOCK INVOLVES RISKS.
   CONSIDER CAREFULLY THE RISK FACTORS BEGINNING ON PAGE 5 IN THIS PROSPECTUS.
                      -----------------------------------

--------------------------------------------------------------------------------
NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
--------------------------------------------------------------------------------


                   This prospectus is dated JANUARY __, 2001.

                                TABLE OF CONTENTS

SECTION                                                                   PAGE

Blue Dolphin Energy Company................................................3

The Offering...............................................................3

Forward-Looking Statements.................................................4

Risk Factors...............................................................5

Use of Proceeds...........................................................14

Where You Can Find More Information.......................................14

Selling Stockholders......................................................16

Plan of Distribution......................................................18

Legal Matters.............................................................19

Experts...................................................................19

                           BLUE DOLPHIN ENERGY COMPANY

        We conduct our business activities in two primary business segments:

       o   pipeline operations and activities, and
       o oil and gas exploration and production, including our developmental midstream projects.

        We primarily concentrate on areas located along the western and central coasts of the Gulf of Mexico.

        We operate natural gas and condensate pipeline gathering facilities, including a 50% undivided interest in the Blue Dolphin Pipeline System and a 50% undivided interest in the Black Marlin Pipeline System. We also hold a 50% undivided interest in the currently inactive Omega Pipeline.

        Our midstream, development-stage projects include our investment in and development of an offshore crude oil terminal through Petroport, Inc. and acquisition of the Avoca gas storage assets through New Avoca Gas Storage LLC, a 25% owned and managed subsidiary. Petroport holds proprietary technology, represented by certain patents issued and or pending, associated with the development and operation of a deepwater crude oil and products port and offshore storage facility. The Petroport deepwater terminal will receive crude oil and refined products offshore with deliveries to shore by pipeline. Onshore the Petroport pipeline will connect with an existing onshore storage and distribution network, accessing Texas Gulf Coast and Mid-Continent refining centers. New Avoca is currently conducting a feasibility study to determine the technical and commercial viability of completing the construction of the Avoca Natural Gas Storage facility.

        Our oil and gas exploration and production activities include the exploration, acquisition, development, operation and, when appropriate, disposition of oil and gas properties. Our oil and gas assets are held by, and we conduct our operations through Blue Dolphin Exploration Company, our wholly-owned subsidiary, and American Resources Offshore, Inc., a publicly-held company in which we own approximately 75% of the outstanding common stock. In addition to conducting traditional oil and gas production operations for ourselves, we operate and maintain oil and gas production facilities for third party producers who also utilize our pipeline systems for gathering and transportation of their production.

        We are a holding company that conducts substantially all of our operations through our subsidiaries. We were incorporated in 1986 as the result of the corporate combination of ZIM Energy, a Texas corporation founded in 1983, and Petra Resources, Inc., an Oklahoma corporation formed in 1980.

        Our principal executive offices are located at 801 Travis, Suite 2100, Houston, Texas 77002 and our phone number is (713) 227-7660.

                                  THE OFFERING

        The selling shareholders primarily consist of persons who hold securities that we issued in private placement transactions to obtain cash or services for our business. The selling shareholders also include some of our officers and directors and their family members. Accordingly, the common stock held by the selling stockholders are restricted securities and are subject to restrictions on resale arising under the Securities Act of 1933.

        We are registering the resale of the selling stockholders' common stock so that they may freely resell their common stock without the legal restrictions and inconvenience associated with reselling restricted securities under the Securities Act of 1933. An individual selling stockholder may choose any of several methods for the resale of shares, as described in "Plan of Distribution," below.

        We will not receive any proceeds from the sale of common stock by the selling stockholders.

                           FORWARD-LOOKING STATEMENTS

        The statements made in this prospectus or in the documents we have incorporated by reference that are not statements of historical fact, are "forward looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements generally can be identified by the use of forward-looking terminology such as "may," "will," "expect," "intend," "estimate," "anticipate" or "believe," or similar terminology.

        The forward-looking statements include discussions about business strategy and expectations concerning market position, future operations, margins, profitability, liquidity and capital resources, and statements concerning the integration into our business of the operations we have acquired. Although we believe that the expectations in such statements are reasonable, we can not give any assurance that those expectations will be correct.

        We caution you not to place undue reliance on these forward-looking statements, which speak only as of the date of this prospectus.

        Our operations are subject to several uncertainties, risks and other influences, many of which are outside our control and any of which could materially affect our results of operations and ultimately prove the statements we make to be inaccurate.

        Important factors that could cause actual results to differ materially from our expectations are discussed under the heading "Risk Factors," and elsewhere in this prospectus and in documents incorporated in this prospectus by reference.

                                  RISK FACTORS

        YOU SHOULD CAREFULLY CONSIDER THE FOLLOWING RISK FACTORS AND OTHER INFORMATION IN THIS PROSPECTUS BEFORE DECIDING TO BUY ANY SHARES OF OUR COMMON STOCK.

OIL AND GAS PRICES ARE VOLATILE AND A SUBSTANTIAL AND EXTENDED DECLINE IN THE PRICE OF OIL AND GAS WOULD HAVE A MATERIAL ADVERSE EFFECT ON US.

        Our revenues, profitability, operating cash flow, the carrying value of our oil and gas properties and our potential for growth are largely dependent on prevailing oil and gas prices. During the two year period ending June 30, 2000, the spot price for West Texas Intermediate ranged from a low of $10.82 to a high of $34.76 per barrel. During this same period, the Henry Hub spot price for natural gas ranged from a low of $.95 to a high of $4.61 per MMBtu. Prices for oil and gas are subject to large fluctuations in response to relatively minor changes in the supply and demand for oil and gas, uncertainties within the market and a variety of other factors beyond our control. These factors include:

       o   weather conditions in the United States,

       o   the condition of the United States economy,

       o   the action of the Organization of Petroleum Exporting Countries,

       o   governmental regulation,

       o   political stability in the Middle East and elsewhere,

       o   the foreign supply of oil and gas,

       o   the price of foreign imports, and

       o   the availability of alternate fuel sources.

        In addition to decreasing our revenue and operating cash flow, low or declining oil and gas prices could have collateral effects that could adversely affect us, including the following:

       o reducing the overall volumes of oil and gas that we can produce from our oil and gas reserves economically,

       o resulting in an impairment to the historical carrying value of our oil and gas properties in our financial statements, which could compel us, under generally accepted accounting principles, to recognize an extraordinary write down of the carrying value of our oil and gas assets and an associated charge to our income,

       o increasing our dependence on external sources of capital to meet our cash needs, and

       o   impairing our ability to obtain needed equity or debt capital.

        Volatile oil and gas prices also make it difficult to estimate the value of producing properties we may acquire and also make it difficult for us to budget for and project the return on acquisitions and development and exploitation projects.

FACTORS BEYOND OUR CONTROL AFFECT OUR ABILITY TO MARKET OIL AND GAS.

        Our ability to market oil and gas from our wells depends upon several factors beyond our control. These factors include:

       o   the level of domestic production and imports of oil and gas,

       o   the proximity of gas production to gas pipelines,

       o   the available pipeline capacity,

       o   the demand for oil and gas by utilities and other end users,

       o   the availability of alternate fuel sources,

       o   the effect of inclement weather,

       o   state and federal regulation of oil and gas marketing, and

       o   federal regulation of gas sold or transported in interstate commerce.

If these factors were to change dramatically, our ability to market oil and gas or obtain favorable prices for our oil and gas could be adversely affected.

WE WILL NEED EXTERNAL FINANCING TO SUPPORT OUR OIL AND GAS OPERATIONS AND THE DEVELOPMENT OF OUR AVOCA AND PETROPORT PROJECTS.

        All of the businesses we engage in are capital intensive. We will need external financing to support our oil and gas business and to support the development of our Avoca and Petroport projects. Our ability to expand our reserve base, develop our oil and gas reserves and to fund the Avoca storage project and Petroport facility, is dependent upon our ability to obtain the necessary capital. We cannot assure you that we will be able to obtain necessary financing, on acceptable terms, to expand our reserve base and invest in future exploitation, acquisition and exploration opportunities. Under financing arrangements which we may use for future purchases of oil and gas properties or to fund any development projects, it is likely that such property's entire net, after-tax cash flow will be dedicated to amortization of the financing and will thus be unavailable to us until the financing is repaid. Any lender may also condition its financing upon its receipt of some form of ownership interest in the property which would reduce our interest in revenues from the property acquired. Lack of adequate external financing could prevent us from acquiring desirable oil and gas properties, may curtail development of our existing oil and gas properties and could impact our ability to continue our Petroport facility or Avoca project. Lack of adequate capital could force us to sell some of our assets and on-going projects at less than advantageous prices.

WE WILL ABANDON THE BUCCANEER FIELD.

        We currently have a lease interest in four lease blocks covering more than 14,000 acres in the Gulf of Mexico, which we refer to as the Buccaneer Field. As of December 31, 1999, the proved reserves attributable to this field represented approximately 59% of the discounted value of our estimated future net revenues for proved reserves. Production from this field also accounted for approximately 9.8% of our total revenues for the year ended December 31, 1999. In July 2000, production from our only producing well in this field ceased. We have decided to abandon and not to re-establish production in the Buccaneer field as a result of the occurrence of certain events in this field in the third quarter of fiscal 2000. We will lose our lease on the Buccaneer Field at the end of January 2001. There can be no assurance that we will be able to acquire reserves to replace the reserves attributable to the Buccaneer Field or to replace the revenue generated by the production from this field.

WE MAY BE SUBJECT TO CONTRACTUAL PENALTIES IF WE ARE UNABLE TO PAY OUR SHARE OF DRILLING COSTS.

        If we lack and are unable to obtain cash sufficient to pay our proportionate share of the estimated costs to drill any well in which we own less than 100% of the working interest, we may be subject to contractual "non-consent" and other penalties. These penalties may include, for example, full or partial forfeiture of our interest in the property, the well or a relinquishment of our interest in production from a well in favor of the participating working interest owners until the participating working interest owners have recovered a multiple of the costs which would have been borne by us had we elected to participate, often from 300% to 400% of such costs.

OUR AVOCA AND PETROPORT PROJECTS ARE IN THE DEVELOPMENT STAGE AND WE MAY NOT BE ABLE TO SUCCESSFULLY COMPLETE THEM.

        The cost of the Petroport terminal complex, main oil pipeline to shore, and its onshore support facilities and facility licensing is estimated to be $200.0 million. Deepwater ports, such as the Petroport facility, must comply with extensive federal and state regulations. The licensing process is expected to require at least one year. Given the nature and complexity of obtaining the necessary license and permits, there can be no assurance that we will be issued a deepwater port license and the other necessary permits for the Petroport facility. Further, the fabrication, construction and installation of the deepwater port is expected to require a minimum of two years. There can be no assurances that upon completion of the facility that further competition and regulations will not impede the operation of the deepwater port facility nor can there be any assurances as to when we may expect to receive a return on our capital investment, if any.

        Avoca is currently conducting a feasibility study to determine the technical and commercial viability of completing the construction of the Avoca gas storage facility. We will either terminate the project or go forward with its completion based on the results of the study. Further, given the highly regulated and competitive industry, we can make no assurances that if we go forward with the project that we will obtain the necessary regulatory approval.

        Neither Petroport nor Avoca will earn any revenues until their completion. We cannot assure you that either project will ever earn any revenues.

WE FACE STRONG COMPETITION FROM LARGER OIL AND GAS COMPANIES THAT MAY NEGATIVELY AFFECT OUR ABILITY TO CARRY ON OPERATIONS.

        We operate in a highly competitive industry. We face intense competition from other independent energy companies and operate at a competitive disadvantage to larger, better capitalized companies. Our ability to successfully compete in the marketplace is affected by many factors.

        o Most of our competitors have greater financial resources than we do which gives them access to more sources of capital to acquire and develop a property.

        o Most of our competitors have longer operating histories and have more data generally available to them including information relating to a property.

        o We believe that we often establish a higher standard for the minimum projected return on an investment than some of our competitors since we cannot afford to absorb certain risks. This, we believe, puts us at a competitive disadvantage in acquiring oil and gas properties.

Our competitors include major integrated oil companies, substantial independent energy companies, affiliates of major interstate and intrastate pipelines and national and local gas gatherers, many of which possess greater financial and other resources than we do.

BECAUSE OF THE HIGHLY COMPETITIVE NATURE OF THE PIPELINE BUSINESS, WE MAY NOT BE ABLE TO RETAIN EXISTING CUSTOMERS OR ACQUIRE NEW CUSTOMERS.

        Competition is intense in the markets where we operate pipeline gathering facilities. Some of our competitors have greater financial resources and access to customers who have larger supplies of natural gas than our customers. This could allow those competitors to price their services more aggressively than we do, which could hurt our profitability.

        We cannot give any assurances that we will be able to renew or replace our current contracts as they expire. The renewal or replacement of existing long-term contracts with our customers at rates sufficient to maintain current revenues and cash flows depends on a number of factors beyond our control, including:

       o   competition from other pipelines, and

       o   the price of, and demand for, natural gas in markets served, and

       o the successful drilling of new wells by other companies in the market area around our pipeline systems; and

       o   the production rates that wells connected to our pipeline produce.

THE AMOUNT OF OIL AND GAS WE PRODUCE MAY NOT BE SUFFICIENT TO OFFSET HEDGES. FURTHERMORE, BY HEDGING, WE MAY NOT BENEFIT FROM INCREASES IN COMMODITY PRICES.

        Part of our business strategy is to reduce our exposure to the fluctuations in oil and gas prices by hedging a portion of our production. We have in the past and may in the future enter into hedging arrangements. Our hedges have in the past typically involved fixed price arrangements. At the outset of a typical fixed price hedging arrangement, we contractually specify the monthly volume of oil or gas and the fixed market price per unit of production upon which the hedge will be based. Thereafter, typically on a monthly basis, we either receive payments from, or make payments to, our hedging counterparty depending on the unit market price during the preceding month. If the unit market price exceeds the fixed price per unit of the hedge, we are typically required to pay the other party an amount equal to the positive difference between the hypothetical gross proceeds we would have received if we had sold the hedged volume of production at the unit market price during the preceding month, less the hypothetical gross proceeds from the same volume of production sold at the unit hedge price. Conversely, if the per unit market price of the commodity during the preceding month was below the unit hedge price, we would receive a cash payment equal to the negative difference resulting from the same computation. To limit the financial exposure associated with fixed price hedges, we sometimes agree with our counterparty that no payments will be due from us to the extent that the unit market price exceeds a maximum "cap" price, and that no payment will be due to us to the extent that the unit market price falls below a minimum "floor" price. We may also enter into option contracts under which we sell our counterparty the right to purchase from us an agreed volume of production at an agreed price. We typically receive a cash option premium for granting options on our production. Additionally, we may enter into forward sale contracts under which we agree to sell in the future, and our counterparty agrees to purchase, stated quantities of production at fixed prices.

        Our hedging activities are subject to a number of risks including instances in which:

        o our production is less than we expected and our revenue is not sufficient to meet our hedging payment obligations and other financial obligations;

        o there is a widening of price differentials between delivery points required by fixed price delivery contracts to the extent they differ from those points to which we typically deliver our production; or

        o our customers or the counterparties to our option contracts fail to purchase the contracted quantities of oil or natural gas.

Additionally, our fixed price sales and hedging contracts limit the benefits we will realize if actual prices rise above the contract prices. We may in the future increase the percentage of our production covered by hedging arrangements.

OUR FUTURE SUCCESS DEPENDS UPON OUR ABILITY TO FIND, DEVELOP AND ACQUIRE ADDITIONAL OIL AND GAS RESERVES THAT ARE ECONOMICALLY RECOVERABLE.

        Our future success depends upon our ability to find or acquire additional oil and gas reserves that are economically recoverable. Our proved reserves will decline as they are produced unless we conduct successful exploration or development activities or acquire properties containing proved reserves. We must attempt to increase our proved reserves even during periods of low oil and gas prices when it is difficult to raise the capital necessary to finance these activities. We cannot assure you that our planned development projects and acquisition activities will result in significant increases in our reserves or that we will drill productive wells at economic returns. The drilling of oil and gas wells involves a high degree of risk, especially the risk of dry holes or of wells that are not sufficiently productive to provide an economic return on the capital expended to drill the wells. The cost of drilling, completing and operating a well is uncertain, and our drilling or production may be curtailed or delayed as a result of many factors. Some of the many factors that could curtail or delay production are discussed on page 10 under the caption "Operating hazards including those peculiar to the marine environment may adversely effect our ability to conduct business."

YOU SHOULD NOT PLACE UNDUE RELIANCE ON RESERVE INFORMATION BECAUSE RESERVE INFORMATION REPRESENTS ESTIMATES.

        This prospectus incorporates from our Annual Report on Form 10-K, estimates of our oil and gas reserves and the future net revenues from those reserves which we and our independent petroleum consultants have prepared. Reserve engineering is a subjective process of estimating our recovery from underground accumulations of oil and gas that cannot be measured in an exact manner. The accuracy of our reserve estimates is a function of the quality of available data and of engineering and geological interpretation and judgment. Estimates of our economically recoverable oil and gas reserves and of future net cash flows necessarily depend upon a number of variable factors and assumptions, such as:

       o historical production from the area compared with production from other producing areas,

       o   the assumed effects of regulations by governmental agencies, and

       o assumptions concerning future oil and gas prices, future operating costs, severance and excise taxes, development costs and costs to restore or increase production on a producing well.

          In addition, different reserve engineers may make different estimates of reserve quantities and cash flows based upon the same available data. Our reserve estimates are to some degree speculative. As a result there may be material variances between our actual results and costs, and our estimates of:

       o   the quantities of oil and gas that we ultimately recover,

       o   our production and operating cost,

       o   the amount and of timing of our future development expenditures, and

       o   our future oil and gas sales prices.

Any significant variance in these assumptions could materially affect the estimated quantity and value of our reserves reported in this prospectus.

WE CANNOT ACCURATELY PREDICT THE SIZE OR FORESEE ALL RELATED RISKS OF AN EXPLORATION TARGET.

        Our decision to participate in the drilling of exploratory wells on exploratory prospects and, ultimately, the success of our participation depends largely on the results of 3-D seismic surveys being conducted or planned on such prospects. Seismic surveys are digital recordings of shock waves reflected off of underground formations. Three-dimensional seismic is the application of powerful computer workstations and sophisticated software to seismic data acquired from a dense pattern of shot points to create computer-generated, three-dimensional displays of subsurface formations. The acquisition and interpretation of 3-D and conventional seismic survey data and other geological and geophysical data involves subjective professional judgment. Reliance on such data and interpretations poses the risk that a decision to participate in the drilling of a well may be founded on incorrect data, erroneous interpretations of data, or both. Although we believe our use of 3-D seismic surveys will increase the probability of success of such exploratory wells and will reduce average finding costs through the elimination of prospects that might otherwise be drilled solely on the basis of 2-D seismic surveys, which provides two-dimensional displays, and other traditional methods. There can be no assurance as to the success of our participation in any drilling program.

WE CANNOT CONTROL THE ACTIVITIES ON PROPERTIES WE DO NOT OPERATE.

        Other companies operate many of the properties in which we have an interest. As a result, we will depend on the operator of the wells to properly conduct lease acquisition, drilling, completion and production operations. The failure of an operator, or the drilling contractors and other service providers selected by the operator to properly perform services, could adversely affect us.

        We have and generally anticipate that we will typically own substantially less than a 50% working interest in our prospects and will therefore engage in joint operations with other working interest owners. In instances in which we own or control less than 50% of the working interest in a prospect, decisions affecting the prospect could be made by the owners of more than 50% of the working interest with which we disagree. For instance, if we are unwilling or unable to participate in the costs of operations approved by a majority of the working interests in a well, our working interest in the well (and possibly other wells on the prospect) will likely be subject to contractual "non-consent penalties" such as those described under the caption "We may be subject to contractual penalties if we are unable to pay our share of drilling costs."

WE DO NOT HAVE A VESTED INTEREST IN ALL OF OUR PROSPECTS.

        Until an oil and gas exploration company acquires leases covering its "prospects," its prospects are geological ideas rather than recordable title interests in real property and are subject to prior lease in whole or in part by others. It is possible that certain of the prospects in our inventory will be unleased. Until such time as all of the lands within these prospects are leased by us, it is possible that all or a portion of such prospects could be leased by others.

WE HAVE PURSUED, AND INTEND TO CONTINUE TO PURSUE, ACQUISITIONS. OUR BUSINESS MAY BE ADVERSELY AFFECTED IF WE CANNOT EFFECTIVELY INTEGRATE ACQUIRED OPERATIONS.

        One of our business strategies has been to acquire operations and assets that are complementary to our existing businesses. Acquiring operations and assets involves financial, operational and legal risks. These risks include:

       o inadvertently becoming subject to liabilities of the acquired company that were unknown to us when it was acquired by us, such as later asserted litigation matters or tax liabilities;

       o the difficulty of assimilating operations, systems and personnel of the acquired businesses; and

       o   maintaining uniform standards, controls, procedures and policies.

Any future acquisitions would likely result in an increase in expenses. In addition, competition from other potential buyers could cause us to pay a higher price than we otherwise might have to pay and reduce our acquisition opportunities. Acquisitions we pursue are often out-bid by larger, better capitalized companies. Moreover, our past success in making acquisitions and in integrating acquired businesses does not necessarily mean we will be successful in making acquisitions and integrating businesses in the future.

OPERATING HAZZARDS INCLUDING THOSE PECULIAR TO THE MARINE ENVIRONMENT MAY ADVERSELY AFFECT OUR ABILITY TO CONDUCT BUSINESS.

        Our operations are subject to risks inherent in the oil and gas industry, such as:

       o sudden violent expulsions of oil, gas and mud while drilling a well, commonly referred to as a blowout,

       o a cave in and collapse of the earth's structure surrounding a well, commonly referred to as cratering,

       o   explosions,

       o   fires,

       o   pollution, and

       o   other environmental risks.

These risks could result in substantial losses to us from injury and loss of life, damage to and destruction of property and equipment, pollution and other environmental damage and suspension of operations. Our offshore operations are also subject to a variety of operating risks peculiar to the marine environment, such as hurricanes or other adverse weather conditions and more extensive governmental regulation. These regulations may, in certain circumstances, impose strict liability for pollution damage or result in the interruption or termination of operations.

LOSSES AND LIABILITIES FROM UNINSURED OR UNDERINSURED DRILLING AND OPERATING ACTIVITIES COULD HAVE A MATERIAL ADVERSE EFFECT ON OUR FINANCIAL CONDITION AND OPERATIONS.

        We maintain several types of insurance to cover our operations, including maritime employer's liability and comprehensive general liability. Amounts over base coverages are provided by primary and excess umbrella liability policies with maximum limits of $40.0 million. We also maintain operator's extra expense coverage, which covers the control of drilled or producing wells as well as redrilling expenses and pollution coverage for wells out of control.

        We may not be able to maintain adequate insurance in the future at rates we consider reasonable or losses may exceed the maximum limits under our insurance policies. If a significant event that is not fully insured or indemnified occurs, it could materially and adversely affect our financial condition and results of operations.

COMPLIANCE WITH ENVIRONMENTAL AND OTHER GOVERNMENT REGULATIONS COULD BE COSTLY AND COULD NEGATIVELY IMPACT PRODUCTION AND PIPELINE OPERATIONS.

        Our operations are subject to numerous laws and regulations governing the discharge of materials into the environment or otherwise relating to environmental protection. These laws and regulations may:

       o   require the acquisition of a permit before drilling commences,

       o restrict the types, quantities and concentration of various substances that can be released into the environment from drilling and production activities,

       o limit or prohibit drilling and pipeline activities on certain lands lying within wilderness, wetlands and other protected areas,

       o require remedial measures to mitigate pollution from former operations, such as plugging abandoned wells and abandoning pipelines, and

       o impose substantial liabilities for pollution resulting from our operations.

        The recent trend toward stricter standards in environmental legislation and regulation is likely to continue. The enactment of stricter legislation or the adoption of stricter regulation could have a significant impact on our operating costs, as well as on the oil and gas industry in general.

        Our operations could result in liability for personal injuries, property damage, oil spills, discharge of hazardous materials, remediation and clean-up costs and other environmental damages. We could also be liable for environmental damages caused by previous property owners. As a result, substantial liabilities to third parties or governmental entities may be incurred which could have a material adverse effect on our financial condition and results of operations. We maintain insurance coverage for our operations, including limited coverage for sudden and accidental environmental damages, but we do not believe that insurance coverage for environmental damages that occur over time or complete coverage for sudden and accidental environmental damages is available at a reasonable cost. Accordingly, we may be subject to liability or may lose the privilege to continue exploration or production activities upon substantial portions of our properties if certain environmental damages occur.

        The Oil Pollution Act of 1990 imposes a variety of regulations on "responsible parties" related to the prevention of oil spills. The implementation of new, or the modification of existing, environmental laws or regulations, including regulations promulgated pursuant to the Oil Pollution Act of 1990, could have a material adverse impact on us.

EXISTING AND FUTURE UNITED STATES GOVERNMENTAL REGULATION, TAXATION AND PRICE CONTROLS COULD SERIOUSLY HINDER US.

        Our oil and gas leases in the Gulf of Mexico are administered principally by the Minerals Management Service, an agency of the U.S. Department of Interior. This agency strictly regulates the exploration, development and production of oil and gas reserves in the Gulf of Mexico. Such regulations could seriously impact our operations in the Gulf of Mexico. The federal government regulates the interstate transportation of oil and natural gas, through the Federal Energy Regulatory Commission. Federal reenactment of price controls or increased regulation of the transport of oil and natural gas could seriously hinder us. Of the natural gas pipelines owned by the Company, only Black Marlin is subject to Natural Gas Act regulation. As a result, its gas transportation service and pricing are regulated by FERC. The trend toward greater competition among gas pipelines subject to Natural Gas Act regulation is continuing, making it infeasible for regulated pipelines to rely upon exclusive monopoly status.

WE MAY ISSUE SHARES OF PREFERRED STOCK WITH GREATER RIGHTS THAN OUR COMMON
STOCK.

        Our certificate of incorporation authorizes our board of directors to issue one or more series of preferred stock and set the terms of the preferred stock without seeking any further approval from our common stockholders. Any preferred stock that is issued may rank ahead of our common stock in terms of dividends, priority and liquidation premiums and may have greater voting rights than our common stock.

PROVISIONS IN OUR CORPORATE DOCUMENTS AND DELAWARE LAW COULD DELAY OR PREVENT A CHANGE IN CONTROL OF OUR COMPANY, EVEN IF THAT CHANGE WOULD BE BENEFICIAL TO OUR STOCKHOLDERS.

        Certain provisions of our certificate of incorporation and the provisions of Section 203 of the Delaware General Corporation Law may delay, discourage, prevent or render more difficult an attempt to obtain control of our company, whether through a tender offer, business combination, proxy contest or otherwise. These provisions include:

       o   the charter authorization of "blank check" preferred stock,

       o   a limitation on the removal of directors only for cause, and

       o a restriction on the ability of stockholders to take actions by written consent.

        Each of these provisions could act as a "repellent" to an unsolicited offer from a buyer. For example, our board of directors may create a series of preferred stock that contains certain rights that would be disadvantageous or undesirable to a possible buyer. Removing directors only for cause allows the directors to maintain control of the board at least until the next annual meeting of the shareholders. Also, the lack of ability to act by written consent forces a meeting of the shareholders for the taking of corporate action and thus limits the right of a controlling stockholder to take corporate action quickly.

THERE IS A LIMITED TRADING MARKET FOR OUR COMMON STOCK.


        Our common stock is traded on the Nasdaq Small Cap Market. Average daily trading volume for our common stock, as reported by the Nasdaq Small Cap Market for the FOURTH quarter of 2000, was approximately 6640 shares. Despite the increase in the number of shares of common stock to be publicly held as a result of this offering, or should additional equity be issued, we cannot assure you that a more active trading market will develop. Because there is a small public float in our common stock and it is thinly traded, sales of small amounts of common stock in the public market could materially adversely affect the market price for our common stock. If a more active market does not develop, we may not be able to sell shares in the future promptly, for prices that we deem appropriate, or perhaps at all.


WE HAVE NOT PAID DIVIDENDS ON OUR COMMON STOCK AND DO NOT EXPECT TO IN THE FORESEEABLE FUTURE.

        Our credit agreement with Bank One, N.A., bars us from issuing any dividends if any indebtedness is outstanding under the credit agreement. While no indebtedness is currently outstanding under the credit agreement, we have not paid dividends on our common stock since our inception and do not expect to in the foreseeable future, so our shareholders will not be able to receive a return on their investments without selling their shares. We presently anticipate that all earnings, if any, will be retained for development of our business. Any future dividends will be subject to the discretion of our board of directors and will depend on, among other things, future earnings, our operating and financial condition, our capital requirements and general business conditions.

THE MARKET PRICE OF OUR COMMON STOCK COULD BE ADVERSELY AFFECTED BY SALES OF SUBSTANTIAL AMOUNTS OF COMMON STOCK IN THE PUBLIC MARKET OR THE PERCEPTION THAT SUCH SALES COULD OCCUR.


        As of December 31, 2000, we had 6,045,326 shares of common stock outstanding. Approximately 480,125 additional shares of common stock were issuable upon the exercise of outstanding options, warrants and convertible securities. The market price of our common stock could be adversely affected by sales of substantial amounts of common stock in the public market or the perception that such sales could occur.

                                 USE OF PROCEEDS

        We will not receive any proceeds from the sale of our common stock by the selling stockholders pursuant to this prospectus.

                       WHERE YOU CAN FIND MORE INFORMATION

        This prospectus constitutes a part of a registration statement on Form S-3 that we filed with the SEC under the Securities Act. This prospectus, which forms a part of the registration statement, does not contain all the information set forth in the registration statement. You should refer to the registration statement and its related exhibits and schedules for further information with respect to our company and the shares offered in this prospectus. Statements contained in this prospectus concerning the provisions of any document are not necessarily complete and, in each instance, reference is made to the copy of that document filed as an exhibit to the registration statement or otherwise filed with the SEC and each such statement is qualified by this reference. The registration statement and its exhibits and schedules are on file at the offices of the SEC and may be inspected without charge.

        We file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any document we file, including the registration statement, at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at l-800-SEC-0330 for further information on the operation of the Public Reference Room. Our public filings are also available from commercial document retrieval services and at the Internet World Wide Web site maintained by the SEC at "http://www.sec.gov."

        SEC rules allow us to include some of the information required to be in the registration statement by incorporating that information by reference to other documents we file with them. That means we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings made with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act of 1934 until all of the securities covered by this prospectus are sold:

       o Annual Report on Form 10-K/A-3 for the year ended December 31, 1999, filed with the SEC on January 11, 2001;

       o Quarterly Report on Form 10-Q/A-1 for the period ended March 31, 2000, filed with the SEC on September 7, 2000;

       o Quarterly Report on Form 10-Q for the period ended June 30, 2000, filed with the SEC on August 21, 2000;

       o Quarterly Report on Form 10-Q/A-2 for the period ended September 30, 2000, filed with the SEC on January 11, 2001;

       o Current Report on Form 8-K filed with the SEC on December 17, 1999; as amended by Form 8-K/A filed on February 15, 2000, Form 8-K/A-2 filed on February 16, 2000, Form 8-K/A-3 file on June 5, 2000, Form 8-K/A-4 filed on September 7, 2000 and Form 8-K/A-5 filed on December 5, 2000;

       o   Current Report on Form 8-K filed on June 5, 2000;

       o   Definitive Proxy Statement on Schedule 14A dated April 20, 2000; and

       o The description of our common stock contained in the Form 8-K, filed June 5, 2000.


        You may request a copy of these filings, which we will provide to you at no cost, by writing or telephoning us at the following address:

               Blue Dolphin Energy Company
               801 Travis, Suite 2100
               Houston, Texas 77002
               (713) 227-7660
               Attention:  G. Brian Lloyd, Secretary

        You should rely only on the information incorporated by reference or contained in this prospectus. We have not authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. The selling stockholders are not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus is accurate as of the date on the front cover of this prospectus only. Our business, financial condition, results of operations and prospects may have changed since that date.

                              SELLING STOCKHOLDERS


        The following table sets forth certain information concerning each of the selling stockholders as of December 31, 2000. The shares are being registered to permit the selling stockholders and certain of their respective pledgees, donees, transferors or other successors in interest to offer the shares from time to time. See "Plan of Distribution."

                                                  NUMBER OF      NUMBER
                                                SHARES OWNED       OF         NUMBER OF    PERCENTAGE
                                                  AND TO BE      SHARES        SHARES       OF SHARES
                                                 OWNED PRIOR     BEING       OWNED AFTER   OWNED AFTER
            SELLING STOCKHOLDERS                 TO OFFERING(1)  OFFERED(1)  OFFERING(2)  OFFERING(2)
------------------------------------------------------------------------------------------------------
John Atwood (3)...........................            12,720       12,720          0           *
Ragnhild Bendigsten.......................             1,400        1,400          0           *
Bjorn Bendigsten..........................            26,833       26,833          0           *
Blue Dolphin Services Co. 401(k) Plan (4).            20,000       20,000          0           *
Blystad Shipping & Transport Inc..........           200,000      200,000          0           *
Michael S. Chadwick (5)...................             6,890        6,890          0           *
Alvin Childs (6)..........................               890          890          0           *
Colombus Petroleum Limited Inc. (7).......           911,712      911,712          0           *
Christian Hysing-Dahl (8).................             1,335        1,335          0           *
William Driscoll (9)......................             3,111        3,111          0           *
Foilpropeller AS..........................            65,000       65,000          0           *
Fohla LTD.................................           166,666      166,666          0           *
Bjorn Gilbo...............................           147,850      147,850          0           *
Greenway Energy Investors.................            20,000       20,000          0           *
Debra Young Hatch & Richard J. Hatch Jr.
 TTEE ....................................             6,666        6,666          0           *
Michael J. Jacobson (10)..................           112,272      112,272          0           *
Harris A. Kaffie (11).....................           590,864      590,864          0           *
Harris A. Kaffie TTEE, Morgan Sims
 Kaffie (12)..............................             1,133        1,133          0           *
Lynda Young Kaffie TTEE, Morgan Sims
 Kaffie (13)..............................           106,666      106,666          0           *
Kalin AS..................................            89,212       89,212          0           *
Roland B. Keller (14).....................            28,401       28,401          0           *
Gordon Brian Lloyd (15)...................             7,441        7,441          0           *
Vernon Luning (16)........................             7,778        7,778          0           *
Lysa Development SA.......................            63,000       63,000          0           *
Birger Nergaard...........................               108          108          0           *
Nordic Technology Corp. ..................            66,001       66,001          0           *
Osler Holdings LTD........................           263,900      263,900          0           *
Petrel Limited............................            30,000       30,000          0           *
Daniel B. Porter (17).....................           175,823      175,823          0           *
Rithmanian LTD ...........................           166,666      166,666          0           *
Kenneth Sandvold..........................           196,667      196,667          0           *
Kristian Siem (18)........................           216,666      216,666          0           *
Elisabeth Siem (19).......................             8,333        8,333          0           *
Ivar Siem (20)............................           396,476      396,476          0           *
Kristine Siem (21)........................           108,333      108,333          0           *
Spencer Invest Inc........................            74,000       74,000          0           *
S.A. Storsveen............................            20,000       20,000          0           *
TI As (22)................................             4,700        4,700          0           *
Troulinell Limited........................           273,700      273,700          0           *
Ware Snow Fogel Jackson & Green P.C. SHP..            29,875       29,875          0           *
Jan-Olaf Williams.........................            81,429       81,429          0           *
Woodland Company LTD......................           166,666      166,666          0           *

------------------------------
 *      Indicates less than 1%.

(1) Ownership is determined in accordance with Rule 13d-3 under the Exchange Act. The actual number of shares beneficially owned and offered for sale is subject to adjustment and could be materially less or more than the estimated amount indicated depending upon factors which we cannot predict at this time.

(2) Assumes the sale of all of the shares offered hereby to persons who are not affiliates of the selling stockholders.

(3) Mr. Atwood has served as our Vice President-Finance and Corporate Development since October 1998. He previously served as our Vice President of Land.

(4) The Blue Dolphin Services Co. 401(k) Plan is the savings plan for Blue Dolphin Energy and all of our subsidiaries. The shares being registered were issued in February 1999 for the benefit of employees eligible to participate in the 401(k) Plan.

(5)     Mr. Chadwick has been one of our directors since May 1992.

(6) Mr. Childs has served as plant supervisor for our subsidiary, Mission Energy, Inc., since April 1992

(7) Colombus Petroleum Limited Inc. is and has been a greater than 10% stockholder since May 1994.

(8)     Mr. Hysing-Dahl served as our director from May 1992 until October 1998.

(9)     Mr. Driscoll has served as our Manager of Geology since January 1991.

(10)    Mr. Jacobson has served as our President since January 1990.

(11) Mr. Kaffie has served as our Director and has been a greater than 10% stockholder since December 1989.

(12)    Morgan Sims Kaffie is the son of Harris A. Kaffie.

(13) Morgan Sims Kaffie is the son of Lynda Young Kaffie, and Lynda Young Kaffie is the wife of Harris A. Kaffie.

(14) Mr. Keller has served as our Executive Vice President-Exploration and Development since September 1990.

(15) Mr. Lloyd is our Vice President, Secretary and Treasurer. He has held the position of Secretary since May 1989, Treasurer since September 1989 and Vice President since March 1998.

(16) Mr. Luning has served as our Vice President-Drilling and Production since June 1995.

(17)    Mr. Porter served as our Director from December 1989 to May 2000.

(18)    Kristian Siem is the brother of Ivar Siem, Chairman of Blue Dolphin
        Energy.

(19) Elisabeth Siem is the adult daughter of Ivar Siem, Chairman of Blue Dolphin Energy.

(20)    Mr. Siem has served as our Chairman of the Board since December 1989.

(21) Kristine Siem is the adult daughter of Ivar Siem, Chairman of the Company.

(22) Ivar Siem, Chairman of Blue Dolphin Energy is the beneficial owner of these shares.

                              PLAN OF DISTRIBUTION

        The selling stockholders may sell shares of our common stock in transactions on exchanges or markets as our common stock may be then listed for trading. Shares may be sold in privately-negotiated transactions, in underwritten offerings, or by a combination of such methods of sale. Sales of shares of common stock may be made at fixed prices which may be changed, at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. As used in this prospectus, "selling stockholders" includes pledgees, donees, transferees and other successors in interest to the selling stockholders selling shares received from a selling stockholder after the date of this prospectus. The selling stockholders may effect such transactions by selling the shares of common stock to or through broker-dealers, and such broker-dealers may receive compensation in the form of discounts, concessions or commissions from the selling stockholders or the purchasers of the shares for whom such broker-dealers may act as agent or to whom they sell as principal, or both (which compensation to a particular broker-dealer might be in excess of customary commissions).

        In connection with an underwritten offering, if any, the underwriters may make short sales of shares of our common stock and may purchase shares of our common stock on the open market to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in any such offering. Short sales may be "covered" or "naked" short sales.

       o "Covered" short sales are sales made in an amount not greater than the underwriters' overallotment option to purchase additional shares in an offering. The underwriters may close out any covered short position by either exercising their overallotment option or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the overallotment option.

       o "Naked" short sales are sales in excess of the overallotment option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

        Similar to other purchase transactions, the underwriters' purchases to cover the syndicate short sales may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of our common stock. As a result, the price of our common stock may be higher than the price that might otherwise exist in the open market.

        Other methods by which selling stockholders may sell shares of our common stock include, without limitation:

       o "at the market" to or through market makers or into an existing market for our common stock,

       o in other ways not involving market makers or established trading markets, including direct sales to purchasers or sales effected through agents,

       o through transactions in options or swaps or other derivatives, whether exchange-listed or otherwise,

       o   through block trades,

       o   through short sales, or

       o   any combination of any such methods of sale.

The selling stockholders may also enter into option or other transactions with broker-dealers which require the delivery to those broker dealers of the common stock offered by this prospectus, which common stock such broker-dealers may resell under this prospectus. The selling stockholders may also make sales under Rule 144 of the Securities Act if an exemption from registration is available.

        The selling stockholders and any broker-dealers who act in connection with the sale of shares of our common stock under this prospectus may be deemed to be "underwriters" as that term is defined in the Securities Act, and any commissions received by them and profit on any resale of the shares of our common stock as principal might be deemed to be underwriting discounts and commissions under the Securities Act.

        Under certain registration rights agreements with certain of the selling stockholders, we have agreed to indemnify certain of the selling stockholders and each underwriter, if any, against certain liabilities, including certain liabilities under the Securities Act as amended, or will contribute to payments such selling stockholders or underwriters may be required to make in respect of certain losses, claims, damages or liabilities.

        After we are notified by a selling stockholder that any material arrangement has been entered into with a broker-dealer for the sale of common stock through a block trade, special offering, exchange distribution or secondary distribution or a purchase by a broker or dealer, a supplement to this prospectus will be filed, if required, pursuant to Rule 424(b) under the Securities Act, disclosing:

       o the name of each such selling stockholder and of the participating broker-dealer(s),

       o   the type and number of securities involved,

       o   the price at which such securities were sold,

       o the commissions paid or discounts or concessions allowed to such broker-dealer(s), where applicable,

       o that such broker-dealer(s) did not conduct any investigations to verify the information set out or incorporated by reference in this prospectus, and

       o   other facts material to the transaction.

                                  LEGAL MATTERS

        Certain legal matters relating to the validity of the common stock will be passed upon by Porter & Hedges, L.L.P., Houston, Texas.

                                     EXPERTS

        The consolidated financial statements of Blue Dolphin Energy Company at December 31, 1999 and 1998, and for each of the three years in the period ended December 31, 1999, appearing in this Prospectus and Registration Statement have been audited by KPMG LLP, independent auditors, as set forth in their report thereon incorporated by reference elsewhere herein which, as to the year 1999, are based in part on the report of Ernst & Young LLP, independent auditors. The financial statements referred to above are included in reliance upon such reports given on the authority of such firms as experts in accounting and auditing.

        Ernst & Young LLP, independent auditors, have audited the consolidated financial statements of American Resources Offshore, Inc. as of December 31, 1998 and for the year then ended included in our Current Report on Form 8-K filed December 17, 1999, as set forth in their report (which contains an explanatory paragraph describing conditions that raise substantial doubt about American Resource Offshore Inc.'s ability to continue as a going concern as described in Note 20 to the consolidated financial statements), which is incorporated by reference in this prospectus and elsewhere in the registration statement. The consolidated financial statements of American Resources Offshore, Inc. are incorporated by reference in reliance on Ernst & Young LLP's report, given on their authority as experts in accounting and auditing.

                                     PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS


ITEM 14.       OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

        Set forth below is an estimate of the amount of fees and expenses to be incurred in connection with the issuance and distribution of the securities registered hereby, other than underwriting discounts and commissions.


           Registration Fee Under Securities Act.....     $   7,048

           Legal Fees................................        25,000

           Accounting Fees...........................        35,000

           Printing and Engraving....................        10,000

           Miscellaneous Fees........................         2,000
                                                          ---------
                   Total.............................     $  79,048
                                                          =========

ITEM 15.       INDEMNIFICATION OF DIRECTORS AND OFFICERS.

        Section 145 of the Delaware General Corporate Law ("DGCL") permits a corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he is or was a director, officer, employee or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action.

        In a suit brought to obtain a judgment in the corporation's favor, whether by the corporation itself or derivatively by a stockholder, the corporation may only indemnify for expenses, including attorney's fees, actually and reasonably incurred in connection with the defense or settlement of the case, and the corporation may not indemnify for amounts paid in satisfaction of a judgment or in settlement of the claim. In any such action, no indemnification may be paid in respect of any claim, issue or matter as to which such persons shall have been adjudged liable to the corporation except as otherwise provided by the Delaware Court of Chancery or the court in which the claim was brought. In any other type of proceeding, the indemnification may extend to judgments, fines and amounts paid in settlement, actually and reasonably incurred in connection with such other proceeding, as well as to expenses (including attorneys' fees).

        The statute does not permit indemnification unless the person seeking indemnification has acted in good faith and in a manner he reasonably believed to be in, or not opposed to, the best interest of the corporation and, in the case of criminal actions or proceedings, the person had no reasonable cause to believe his conduct was unlawful. There are additional limitations applicable to criminal actions and to actions brought by or in the name of the corporation. The determination as to whether a person seeking indemnification has met the required standard of conduct is to be made (i) by a majority vote of a quorum of disinterested members of the board of directors, or (ii) by independent counsel in a written opinion, if such a quorum does not exist or if the disinterested directors so direct, or (iii) by the stockholders.

        Our certificate of incorporation and bylaws require us to indemnify our directors and officers to the fullest extent permitted under Delaware law. Our certificate of incorporation limits the personal liability of a director to us or our stockholders to damages for breach of the director's fiduciary duty.

        We maintain officers' and directors' indemnity insurance against expenses of defending claims or payment of amounts arising out of good-faith conduct believed by the officer or director to be in or not opposed to our best interest.

ITEM 16.       EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

        Exhibits

      EXHIBIT NO.    DESCRIPTION
      -------------- -----------------------------------------------------------

         *5.1 --    Opinion of Porter & Hedges, L.L.P.

        *23.1 --    Consent of Porter & Hedges, L.L.P. (included in Exhibit 5.1)

       **23.2 --    Consent of KPMG LLP

       **23.3 --    Consent of Ernst & Young LLP

        *23.4 -- Consent of Netherland, Sewell & Associates, Inc., independent petroleum engineers and geologists

        *23.5 -- Consent of Ryder Scott Company, independent petroleum engineers

        *24.1 --    Power of Attorney (included on signature page)

     ----------------------------
     *   Previously filed.
     **  Filed herewith.

ITEM 17.       UNDERTAKINGS.

        The undersigned Registrant hereby undertakes:

        o To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

               - To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

               - To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this registration statement;

               - To include any material information with respect to the plan of distribution not previously disclosed in this registration statement or any material change to such information in this registration statement; provided, however, that subparagraphs (i) and (ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in the periodic reports filed by the Registrant pursuant to Section 13 or Section 15(d) of the Securities and Exchange Act of 1934 that are incorporated by reference in this registration statement.

        o That for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

        o To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

        o The undersigned Registrant hereby further undertakes that, for the purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange of 1934 that is incorporated by reference in this registration statement shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

        o Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers, and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer, or controlling person of the Registrant in the successful defense of any action, suit, or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, as amended, Blue Dolphin Energy Company certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Amendment No. 2 Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Houston, State of Texas on January 10, 2001.


                                  BLUE DOLPHIN ENERGY COMPANY



                                  By: /s/ MICHAEL J. JACOBSON
                                          --------------------------------------
                                          MICHAEL J. JACOBSON, PRESIDENT AND
                                          CHIEF EXECUTIVE OFFICER

        Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement on Form S-3 has been signed below by the following persons in the capacities and on the dates indicated.


              SIGNATURES                                 TITLE                           DATE

      /s/ MICHAEL J. JACOBSON            President and Chief Executive Officer,    January 10, 2001
-------------------------------------        (Principal Executive Officer)
          Michael J. Jacobson


        /s/ G. BRIAN LLOYD              Vice President, Treasurer and Secretary    January 10, 2001
-------------------------------------     (Principal Financial and Accounting
            G. Brian Lloyd                              Officer)

           /s/ IVAR SIEM
-------------------------------------                   Director                   January 10, 2001
               Ivar Siem

           *
-------------------------------------                   Director                   January 10, 2001
           Harris A. Kaffie

           *
-------------------------------------                   Director                   January 10, 2001
          Michael S. Chadwick



*By: /s/ G. BRIAN LLOYD
    ----------------------------------------
         G. Brian Lloyd
         Attorney-in-fact

                                    EXHIBITS

      EXHIBIT NO.    DESCRIPTION
      -------------- -----------------------------------------------------------

         *5.1 --    Opinion of Porter & Hedges, L.L.P.

        *23.1 --    Consent of Porter & Hedges, L.L.P. (included in Exhibit 5.1)

       **23.2 --    Consent of KPMG LLP

       **23.3 --    Consent of Ernst & Young LLP

        *23.4 -- Consent of Netherland, Sewell & Associates, Inc., independent petroleum engineers and geologists

        *23.5 -- Consent of Ryder Scott Company, independent petroleum engineers

        *24.1 --    Power of Attorney (included on signature page)

     ----------------------------
     *   Previously filed.
     **  Filed herewith.